Exhibit 99.1

NIP Group Inc. Announces Results of Extraordinary General Meeting

ABU DHABI, United Arab Emirates, July 25, 2025 (GLOBE NEWSWIRE) — NIP Group Inc. (“NIP Group” or the “Company”) (NASDAQ: NIPG), a leading digital entertainment company, today announced that the Company’s extraordinary general meeting of shareholders (the “EGM”) was held in Hong Kong on July 25, 2025. During the EGM, the following proposed resolutions were duly passed:

1.	by a special resolution that, subject to the passing of Resolution 5, the Company’s authorized share capital be increased FROM US$50,000 divided into 500,000,000 shares comprising (i) 461,995,682 Class A ordinary shares of a par value of US$0.0001 each (the “Class A Ordinary Shares”), (ii) 24,641,937 Class B1 ordinary shares of a par value of US$0.0001 each (the “Class B1 Ordinary Shares”), and (iii) 13,362,381 Class B2 ordinary shares of a par value of US$0.0001 each (the “Class B2 Ordinary Shares” and, collectively with the Class B1 Ordinary Shares, the “Class B Ordinary Shares”), each of such class or classes (however designated) as the Company’s board of directors may determine in accordance with the memorandum and articles of association of the Company then in effect TO US$200,000 divided into 2,000,000,000 shares comprising (i) 1,847,982,728 Class A Ordinary Shares, (ii) 98,567,748 Class B1 Ordinary Shares, and (iii) 53,449,524 Class B2 Ordinary Shares, each of such class or classes (however designated) as the Company’s board of directors may determine in accordance with the memorandum and articles of association of the Company then in effect, by the creation of (a) 1,385,987,046 Class A Ordinary Shares, (b) 73,925,811 Class B1 Ordinary Shares, and (c) 40,087,143 Class B2 Ordinary Shares.

2.	by a special resolution that, subject to the passing of Resolution 5 and the relevant class consents being obtained as determined by the board of directors of the Company (the “Board of Directors”), Articles 6.3(b)(iii) and 6.3(c)(iii) of the eighth amended and restated memorandum and articles of association of the Company currently in effect (the “Current M&A”) be amended by changing the threshold for automatic conversion of Class B Ordinary Shares into Class A Ordinary Shares from five percent (5%) to two percent (2%) (the “Automatic Conversion Threshold Change”), such that following the Automatic Conversion Threshold Change, all of the Class B Ordinary Shares held by a holder and its Affiliates (as defined in the Current M&A) shall automatically convert into an equivalent number of Class A Ordinary Shares if such holder holds less than two percent (2%) of the issued shares of the Company.

3.	by a special resolution that, subject to the passing of Resolution 5 and the relevant class consents being obtained as determined by the Board of Directors, Article 29 of the Current M&A be amended by (i) changing the number of directors from “shall not be more than seven and there shall be no minimum number of Directors” to “shall not be less than three (3) Directors, and there shall be no maximum number of Directors”; (ii) amending the definition of “Member Appointed Director” to one (1) Director appointed by each Class B Majority Holder; (iii) amending the shareholder approval requirement for revoking and terminating the Company’s chief executive officer’s appointment to ordinary resolution of the Company and a resolution passed by a majority of not less than eighty percent (80)% of holders of Class A Ordinary Shares and the unanimous consent of the holders of either Class B1 Ordinary Shares or Class B2 Ordinary Shares; and (iv) removing the shareholder resolution requirement for varying the terms of the chief executive officer’s appointment.

4.	by a special resolution that, subject to the passing of Resolution 5 and the relevant class consents being obtained as determined by the Board of Directors, Article 32.5 of the Current M&A be amended by replacing “Founder Member Appointed Director” with “Director who is also a holder (either directly or indirectly) of Class B Shares.”

5.	by a special resolution that the Company’s Current M&A be amended and restated by the deletion in their entirety and by the substitution in their place of the Ninth Amended and Restated Memorandum and Articles of Association in the form attached as Exhibit A to the notice of EGM to reflect the proposed amendments set out in the foregoing Resolutions 1-4.

6.	by an ordinary resolution that (i) the Company give, make, sign, execute and deliver all such agreements, letters, notices, certificates, acknowledgements, instructions and other documents (whether of a like nature or not) in relation to the matters contemplated in the foregoing resolutions as may be considered necessary or desirable by any director or officer of the Company for the purpose of the coming into effect of or otherwise giving effect to, consummating or completing or procuring the performance and completion of all or any of the matters described in the foregoing resolutions, and (ii) any one director or officer or the registered office provider of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate, or desirable to give effect to the foregoing resolutions as such director or officer or the registered office provider, in his/her/its absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.

About NIP Group

NIP Group (NASDAQ: NIPG) is a global digital entertainment company driving the evolution of gaming and esports. With a diversified ecosystem spanning esports teams, arenas and events, content and influencer networks, game publishing, and hospitality, we engage hundreds of millions of fans and create immersive entertainment experiences. Operating across Europe, the Middle East, Asia and the Americas, we collaborate with leading gaming companies to push the boundaries of interactive entertainment and bring gaming to new audiences worldwide.

Safe Harbor Statements

This press release contains statements that constitute “forward-looking” statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” or other similar expressions. Among other things, the business outlook and quotations from management in this press release, as well as NIP Group’s strategic and operational plans, contain forward-looking statements. NIP Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about NIP Group’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIP Group’s growth strategies; its future business development, results of operations and financial condition; its ability to maintain and enhance the recognition and reputation of its brand; developments in the relevant governmental laws, regulations, policies toward NIP Group’s industry; and general economic and business conditions globally and in the countries or regions where NIP Group has operations; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIP Group’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIP Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

NIP Group Inc.

Investor Relations: ir@nipgroup.gg

Public Relations: pr@nipgroup.gg